FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 18, 2010

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at March 31, 2010.

Millicom is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. As at March 31, 2010, Millicom had 14 mobile operations in 14 emerging markets in Central America, South America, Africa and Asia (see note 4). The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: May 18, 2010

Interim condensed consolidated income statements	Millicom International
for the three months ended March 31, 2010 and 2009	Cellular S.A.

	Notes	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	905,031	778,535
Cost of sales		(317,304)	(274,119)
Gross profit		587,727	504,416
Sales and marketing		(167,237)	(153,789)
General and administrative expenses		(165,210)	(133,330)
Other operating expenses		(17,173)	(16,701)
Operating profit	7	238,107	200,596
Interest expense		(43,154)	(40,061)
Interest income		2,308	2,976
Revaluation of previously held interests	3	—	32,319
Other non operating income (expense), net	8	4,877	(30,080)
Profit before taxes from continuing operations		202,138	165,750
Charge for taxes	9	(60,171)	(41,319)
Profit for the period from continuing operations		141,967	124,431
Profit for the period from discontinued operations, net of tax	5	3,100	1,098
Net profit for the period		145,067	125,529

Attributable to:
Equity holders of the Company		155,534	139,620
Non-controlling interests		(10,467)	(14,091)

Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	1.43	1.29

Diluted (US$)
Profit for the period attributable to equity holders	10	1.43	1.29

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended March 31, 2010 and 2009	Cellular S.A.

	Three months ended March 31, 2010	Three months ended March 31, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	145,067	125,529
Other comprehensive income:
Exchange differences on translating foreign operations	(10,954)	(52,705)
Cash flow hedge reserve movement	(392)	—
Total comprehensive income for the period	133,721	72,824

Attributable to:
Equity holders of the Company	145,263	88,388
Non-controlling interests	(11,542)	(15,564)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at March 31, 2010 and December 31, 2009	Cellular S.A.

	Notes	March 31, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		1,043,272	1,044,837
Property, plant and equipment, net	11	2,673,887	2,710,641
Pledged deposits		51,051	53,333
Deferred taxation		22,806	19,930
Other non-current assets		9,553	8,837
TOTAL NON-CURRENT ASSETS		3,800,569	3,837,578

CURRENT ASSETS
Inventories		50,593	46,980
Trade receivables, net		227,027	224,708
Amounts due from joint venture partners		92,214	52,590
Prepayments and accrued income		104,106	65,064
Current income tax assets	9	21,960	17,275
Supplier advances for capital expenditures		42,034	49,165
Other current assets		65,007	58,159
Time deposit		50,782	50,061
Cash and cash equivalent		1,531,432	1,511,162
TOTAL CURRENT ASSETS		2,185,155	2,075,164
Assets held for sale		86,294	78,276
TOTAL ASSETS		6,072,018	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at March 31, 2010 and December 31, 2009	Cellular S.A.

	Notes	March 31, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		663,456	660,547
Other reserves		(74,165)	(64,930)
Retained profits		1,788,186	937,398
Net profit for the period/year attributable to equity holders		155,534	850,788
		2,533,011	2,383,803
Non-controlling interests		(85,215)	(73,673)
TOTAL EQUITY		2,447,796	2,310,130

LIABILITIES
Non-current liabilities
Debt and other financing:	13
10% Senior Notes		454,745	454,477
Other debt and other financing		1,424,130	1,458,423
Provisions and other non-current liabilities		97,235	88,142
Deferred taxation		69,339	66,492
Total non-current liabilities		2,045,449	2,067,534

Current liabilities
Debt and other financing	13	476,359	433,987
Payables and accruals for the purchase of property, plant and equipment		248,242	276,809
Other trade payables		202,997	194,691
Amounts due to joint ventures partners		79,644	52,180
Accrued interest and other expenses		194,590	173,609
Current income tax liabilities		121,350	93,364
Dividend payable		—	134,747
Provisions and other current liabilities		206,775	210,385
Total current liabilities		1,529,957	1,569,772
Liabilities directly associated with assets held for sale		48,816	43,582
TOTAL LIABILITIES		3,624,222	3,680,888
TOTAL EQUITY AND LIABILITIES		6,072,018	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the three months ended March 31, 2010 and 2009	Cellular S.A.

	Notes	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Operating profit		238,107	200,596
Adjustments for non-cash items:
Depreciation and amortization		166,002	133,471
Loss on disposal and impairment of property, plant and equipment		2,549	1,032
Share-based compensation		3,038	(433)
		409,696	334,666
(Increase) decrease in trade receivables, prepayments and other current assets		(93,554)	135,546
(Increase) decrease in inventories		(2,982)	13,205
Increase (decrease) in trade and other payables		48,181	(137,945)
Changes to working capital		(48,355)	10,806
Interest expense paid		(22,354)	(24,096)
Interest received		2,241	2,630
Taxes paid		(37,708)	(21,532)
Net cash provided by operating activities		303,520	302,474
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates		—	(55,524)
Purchase of intangible assets and license renewals		(2,222)	(4,535)
Purchase of property, plant and equipment	11	(102,612)	(232,443)
Cash used by other investing activities		(12,317)	(8,351)
Net cash used by investing activities		(117,151)	(300,853)
Cash flows from financing activities:
Proceeds from issuance of shares		907	10
Proceeds from issuance of debt and other financing		54,339	109,548
Repayment of debt and financing		(91,052)	(51,035)
Payment of dividends		(134,747)	—
Net cash (used) provided by financing activities		(170,553)	58,523
Cash provided by discontinued operations		—	7,569
Exchange gains (losses) on cash and cash equivalents		4,454	(13,336)
Net increase (decrease) in cash and cash equivalents		20,270	54,377
Cash and cash equivalents at the beginning of the year		1,511,162	674,195
Cash and cash equivalents at the end of the period		1,531,432	728,572

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended March 31, 2010, December 31, 2009 and March 31, 2009	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Balance as at December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	139,620	—	139,620	(14,091)	125,529
Currency translation differences	—	—	—	—	(51,232)	(51,232)	(1,473)	(52,705)
Total comprehensive income for the period	—	—	—	139,620	(51,232)	88,388	(15,564)	72,824
Shares issued via the exercise of stock options	4	4	8	—	(2)	10	—	10
Share based compensation	—	—	—	—	(433)	(433)	—	(433)
Issuance of shares under the LTIPs	203	304	13,445	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	(9,523)	(9,523)	(111)	(9,634)
Balance as at March 31, 2009 (unaudited)	108,504	162,754	493,551	1,222,168	(122,113)	1,756,360	(41,516)	1,714,844
Profit for the period	—	—	—	711,168	—	711,168	(32,765)	678,403
Currency translation differences	—	—	—	—	37,568	37,568	608	38,176
Total comprehensive income for the period	—	—	—	711,168	37,568	748,736	(32,157)	716,579
Transfer to legal reserve	—	—	—	(880)	880	—	—	—
Dividends declared	—	—	—	(134,747)	—	(134,747)	—	(134,747)
Shares issued via the exercise of stock options	135	204	3,528	—	(886)	2,846	—	2,846
Share based compensation	—	—	—	—	10,240	10,240	—	10,240
Directors’ shares	7	10	358	—	—	368	—	368
Issuance of shares under the LTIPs	2	3	139	—	(142)	—	—	—
Balance as at December 31, 2009	108,648	162,971	497,576	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	155,534	—	155,534	(10,467)	145,067
Cash flow hedge reserve movement	—	—	—	—	(392)	(392)	—	(392)
Currency translation differences	—	—	—	—	(9,879)	(9,879)	(1,075)	(10,954)
Total comprehensive income for the period	—	—	—	155,534	(10,271)	145,263	(11,542)	133,721
Shares issued via the exercise of stock options	35	53	954	—	(100)	907	—	907
Share based compensation	—	—	—	—	3,038	3,038	—	3,038
Issuance of shares under the LTIPs	36	53	1,849	—	(1,902)	—	—	—
Balance as at March 31, 2010 (unaudited)	108,719	163,077	500,379	1,943,720	(74,165)	2,533,011	(85,215)	2,447,796

(i)                                  Includes profit for the period attributable to equity holders, of which, as at March 31, 2010, $57 million (December 31, 2009: $46 million) is undistributable to equity holders.

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2010	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As at March 31, 2010, Millicom had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2009 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2009, as disclosed in Note 2 of those financial statements. In addition, in the three months ended March 31, 2010, Millicom applied the following accounting policies on derivative financial instruments and hedging activities that were not disclosed in Millicom’s consolidated financial statements as at December 31, 2009 as Millicom had no material transactions to which these policies were applicable at that time.

Derivative financial instruments and hedging activities

Derivatives are initially recorded at fair value and then re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group may designate certain derivatives as either hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge), hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge) or hedges of a net investment in a foreign operation (net investment hedge).

For transactions designated and qualifying for hedge accounting, the Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge — Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. As at March 31, 2010 the Group has not entered into any fair value hedge.

Cash flow hedge — The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge — Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold. As at March 31, 2010 the Group has not entered into any net investment hedge.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2010, but are not currently relevant.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after July 1, 2009. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after July 1, 2009, although some limited retrospective application is permitted.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Millicom did not acquire any subsidiaries, joint ventures or minority interests during the three months ended March 31, 2010.

During the three months ended March 31, 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). Millicom’s share of the acquisition cost of the remaining 55% interest in Navega amounted to $49 million and Millicom’s share of the cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2009.

Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Millicom Tchad S.A.

On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. In March 2010 Millicom paid additional $1 million and, if certain conditions are met, it will have to pay further $1 million before the end of February 2011.

The purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

Other minor investments

During the three months ended March 31, 2009, Millicom acquired other minor investments for a cash consideration of $9 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There were no disposals of subsidiaries and joint ventures during the three months ended March 31, 2010.

Sale process of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 31, 2010 Millicom announced that VimpelCom did not complete the agreement to acquire Millicom’s operation in Laos, despite that all conditions precedent had been met. Millicom is reserving its rights under the terms of the agreement, including the right to seek compensation for any loss of value that arises as a result of VimpelCom decision not to complete.

As at March 31, 2010 Millicom is still of the opinion that the sale of its operation in Laos is highly likely and therefore continues to treat this operation as a discontinued operation as at March 31, 2010 (see note 5).

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The results of discontinued operations for the three months ended March 31, 2010 and 2009 are presented below:

	Three months ended March 31, 2010	Three months ended March 31, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	7,990	69,761
Operating expenses	(4,537)	(62,707)
Operating profit	3,453	7,054
Non-operating expenses, net	(94)	(4,493)
Profit before tax	3,359	2,561
Taxes	(259)	(1,463)
Profit for the period attributable to equity holders	3,100	1,098

In December 2008, Millicom decided to dispose of its operation in Sierra Leone (which was part of the Africa operating segment). In Addition, in May 2009, Millicom decided to dispose of its operations in Cambodia, Laos and Sri Lanka (the whole Asia operating segment). As a result, in accordance with IFRS 5, these operations have been classified as discontinued operations for the three months ended March 31, 2009. The operations in Cambodia, Sri Lanka and Sierra Leone were disposed during 2009. The operation in Laos was not disposed of as at March 31, 2010 and as a result this operation continued to be classified as a discontinued operation for the three months ended March 31, 2010.

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its towers. As a result, the relevant assets and directly associated liabilities (asset retirement obligations) that are part of this sale and will not be leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale. The part of the towers which will be leased back continued to be classified under the caption “Property, plant & equipment, net” on the balance sheet as at March 31, 2010.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Three months ended March 31, 2010	Three months ended March 31, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	240,529	231,990
Operating expenses	(125,972)	(121,174)
Operating profit	114,557	110,816

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable business (including broadband, television and fixed telephony). The Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in three regions: Central America, South America and Africa. Its Cable business, which includes Amnet and Navega, operates in Central America. Millicom’s operations in Asia and Sierra Leone have been classified as discontinued operations (see notes 4 and 5).

The information provided to the management for the reportable segments for the three months ended March 31, 2010 and 2009 is as follows:

Three months ended March 31, 2010	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	321,710	312,303	217,065	53,953	—	905,031	7,990	913,021
Operating profit	144,357	72,869	28,672	10,276	(18,067)	238,107	3,453	241,560
Add back:
Depreciation and amortization	37,599	59,031	53,573	15,562	237	166,002	—	166,002
Loss on disposal and impairment of property, plant and equipment	371	419	1,090	12	657	2,549	15	2,564
Corporate costs	—	—	—	—	17,173	17,173	—	17,173
Adjusted operating profit	182,327	132,319	83,335	25,850	—	423,831	3,468	427,299
Less additions to:
Property, plant and equipment	(22,627)	(16,950)	(42,511)	(9,520)	—	(91,608)
Intangible assets	—	(5,478)	(825)	(436)	(164)	(6,903)
Capital expenditure	(22,627)	(22,428)	(43,336)	(9,956)	(164)	(98,511)
Taxes paid	(20,749)	(7,333)	(1,891)	(2,126)	(5,609)	(37,708)
Net working capital and other movements	2,978	(28,230)	(20,990)	(6,174)	(863)	(53,279)
Operating free cash flow (i)	141,929	74,328	17,118	7,594	(6,636)	234,333

Three months ended March 31, 2009	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	327,289	236,775	171,156	43,315	—	778,535	69,761	848,296
Operating profit	148,271	47,994	17,180	4,139	(16,988)	200,596	7,054	207,650
Add back:
Depreciation and amortization	34,995	45,255	41,290	11,644	287	133,471	14,577	148,048
Loss on disposal and impairment of property, plant and equipment	19	366	426	221	—	1,032	1,961	2,993
Corporate costs	—	—	—	—	16,701	16,701	—	16,701
Adjusted operating profit	183,285	93,615	58,896	16,004	—	351,800	23,592	375,392
Less additions to:
Property, plant and equipment	(26,780)	(36,309)	(105,559)	(11,771)	(49)	(180,468)
Intangible assets	(290)	(860)	(1,044)	(2,294)	(46)	(4,534)
Capital expenditure	(27,070)	(37,169)	(106,603)	(14,065)	(95)	(185,002)
Taxes paid	(6,673)	(5,614)	(1,218)	(2,741)	(5,286)	(21,532)
Net working capital and other movements	(14,378)	(18,428)	(1,884)	(1,745)	(3,802)	(40,237)
Operating free cash flow (i)	135,164	32,404	(50,809)	(2,547)	(9,183)	105,029

(i)                                  Only for the purpose of calculating segments’ operating free cash flows only, where vendors of capital equipment provide financing, this is treated as a cash transaction.

Revenues from continuing operations for the three months ended March 31, 2010 and 2009 analyzed by country is as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	136,524	91,909
Guatemala	134,104	124,122
El Salvador	114,703	121,123
Honduras	108,206	109,535
Paraguay	106,914	91,115
Other	304,580	240,731
Total	905,031	778,535

Intangible assets and property, plant and equipment as at March 31, 2010 and December 31, 2009 analyzed by country are as follows:

	As at March 31, 2010	As at December 31, 2009
	(Unaudited) US$ ‘000	US$ ‘000
Colombia	596,130	585,184
Guatemala	352,708	308,580
El Salvador	340,773	441,521
Honduras	329,549	329,791
Paraguay	221,309	231,917
Other (i)	1,876,690	1,858,485
Total	3,717,159	3,755,478

(i)                                  Includes Amnet goodwill of $340 million (December 31, 2009: $340 million), which has been allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING INCOME (EXPENSE), NET

The Group’s other non operating (expense) income, net comprised the following:

	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains (losses)	11,217	(32,419)
(Loss) profit from associates	(97)	2,339
Change in fair value of derivatives	(6,243)	—
Total	4,877	(30,080)

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2010 and 2009. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

10.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	153,237	138,804
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	2,297	816
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	155,534	139,620
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	153,237	138,804
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	2,297	816
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	155,534	139,620

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,678	108,436
Potential incremental shares as a result of share options (‘000)	191	147
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,869	108,583

Basic
- profit from continuing operations attributable to equity holders	1.41	1.28
- profit from discontinuing operations attributable to equity holders	0.02	0.01
- profit for the period attributable to equity holders	1.43	1.29
Diluted
- profit from continuing operations attributable to equity holders	1.41	1.28
- profit from discontinuing operations attributable to equity holders	0.02	0.01
- profit for the period attributable to equity holders	1.43	1.29

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

11.  PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2010, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $92 million (March 31, 2009: $180 million). The charge for depreciation on property, plant and equipment for the three months ended March 31, 2010 was $143 million (March 31, 2009: $114 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	91,608	180,468
Capitalized interests	—	(1,207)
Decrease in suppliers advances	(9,770)	(2,149)
Decrease in payables for property, plant and equipment	35,153	57,715
Increase in vendor financing and finance leases	(14,379)	(2,384)
Cash used for the purchase of property, plant and equipment	102,612	232,443

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

12.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded. In January 2009, 202,811 shares were issued as third and final tranche of the 2006 LTIP.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2007 (“2007 LTIP”) and 2008 (“2008 LTIP”) were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom’s “earnings per share”. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the 2007 and 2008 LTIP, both for the performance shares and for the matching share awards, amounted and was estimated respectively at $15 and $7 million, both to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 1,310 shares were issued on October 16, 2009 under the 2007 performance share plan. In addition, during the three months ended March 31, 2010, 6,049 shares were issued under the 2007 performance share plan, 1,269 shares were issued under the 2007 matching share award plan and 283 shares were issued under the 2008 matching share award plan.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as at March 31, 2010 at $12 million, to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 921 shares were issued on October 16, 2009 under the 2009 deferred share awards plan. During the three months ended March 31, 2010 27,314 shares were issued, representing the first 16.5% vested tranche of the deferred share awards, and 222 shares were issued under the 2009 performance shares plan.

Long term incentive awards for 2010 (“2010 LTIP”) were approved by Millicom’s Board of Directors during the three months ended March 31, 2010. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2011 and 2012 and 67% on January 1, 2013, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as at March 31, 2010 at $15 million, to be recorded over the service periods.

(b) Total share-based compensation expense

Total share-based compensation for the three months ended March 31, 2010 and 2009 was as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	4	(57)
2006 LTIP	—	(530)
2007 LTIP	—	(1,288)
2008 LTIP	550	(87)
2009 LTIP	879	1,529
2010 LTIP	1,605	—
Total share-based compensation expense	3,038	(433)

Share-based compensation for the three months ended March 31, 2009 comprised of a charge for the various plans and share options of $3 million and a reversal for non-vesting shares and share options as a result of employees’ departures of $3.4 million.

13.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

During 2007, Millicom repurchased $90 million of the 10% Senior Notes.

As at March 31, 2010, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $455 million (December 31, 2009: $454 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at March 31, 2010	As at December 31, 2009
	(Unaudited)	US$ ‘000
	US$ ‘000
Due within:
One year	476,359	433,987
One-two years	576,835	667,887
Two-three years	372,848	404,966
Three-four years	674,365	693,057
Four-five years	107,358	116,819
After five years	147,469	30,171
Total debt	2,355,234	2,346,887

As at March 31, 2010, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,233 million (December 31, 2009: $1,172 million). The assets pledged by the Group for these debts and financings amount to $565 million (December 31, 2009: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the guarantees and the remaining terms of the guarantees as at March 31, 2010 and December 31, 2009. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at March 31, 2010 (unaudited)		As at December 31, 2009
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	3,000	3,000	—	—
1-3 years	366,347	393,899	377,109	393,899
3-5 years	299,321	399,349	293,542	352,603
More than 5 years	155,103	291,111	130,152	155,401
Total (ii)	823,771	1,087,359	800,803	901,903

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)                              Including discontinued operations.

14.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the three months ended March 31, 2010 and 2009.

	Three months ended March 31, 2010	Three months ended March 31, 2009 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(14,379)	(2,384)
Asset retirement obligation	(1,087)	(1,266)
Financing activities
Share-based compensation	3,038	(433)
Vendor financing and finance leases	14,379	2,384

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos and Sri Lanka as discontinued operations.

15.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at March 31, 2010, the total amount of claims against Millicom’s operations was $50 million (December 31, 2009: $48 million), of which $11 million (December 31, 2009: $11 million) relate to joint ventures. As at March 31, 2010, $9 million (December 31, 2009: $10 million) has been provided for these risks in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As at today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as at 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Capital commitments

As at March 31, 2010, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $245 million (December 31, 2009: $186 million), of which $226 million (December 31, 2009: $183 million) are due within one year and $39 million (December 31, 2009: $35 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $269 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at March 31, 2010 was $4 million (December 31, 2009: $5 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions.

Foreign currency forward and swaps contracts

As at March 31, 2010, the Group held foreign currency forward and swaps contracts to sell Colombian Pesos in exchange for United States Dollars for a total nominal amount of $73 million ($10 million maturing within the next twelve months and the remaining maturing in July 2012). The impact on Millicom’s consolidated income statement for the three months ended March 31, 2010 amounted to losses of $6 million (see note 8).

Interest rate swap agreement

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). As at March 31, 2010 its fair value amounted to losses of $0.4 million and the hedge was assessed as highly effective.

16.  SUBSEQUENT EVENTS

Return of capital to shareholders

On April 15, 2010 Millicom announced that the Board of Directors decided to return $800 million to shareholders through a combination of a special dividend and a share buyback.

Subject to the approval of shareholders at the 25 May 2010 Annual General Meeting (“AGM”), Millicom will pay a special dividend of $4.60 per share and the proposed 2009 annual dividend of $1.40 per share to its shareholders.

In addition, Millicom will initiate a share repurchase plan of up to $300 million. The share repurchase plan is to be executed through open market purchases on NASDAQ by the end of 2010 within the authorizations obtained at the 2009 Annual General Meeting. Further authorization to complete the share repurchase plan will be sought from shareholders at the May 2010 AGM.

Proposal of new chairman and new Board of Directors

On April 29, 2010 Millicom announced that ahead of the Annual General Meeting on May 25, 2010, the Nomination Committee will propose to re-elect Ms. Mia Brunell Livfors, Ms. Donna Cordner, Mr. Paul Donovan, Mr. Daniel Johannesson, Mr. Michel Massart and Mr. Allen Sangines-Krause as Non-Executive Directors of Millicom, and to elect Mr. Hans-Holger Albrecht and Mr. Omari Issa as Non-Executive Directors of Millicom. Mr. Kent Atkinson has informed the Board that he does not intend to stand for re-election.

In addition, Mr. Daniel Johannesson has informed the Board of his intention to stand down as Non-Executive Chairman at the AGM. The Nomination Committee will propose to elect Mr. Allen Sangines-Krause as Non-Executive Chairman. Mr. Johannesson will replace Mr. Sangines-Krause as Vice Chairman.

As part of these proposed changes, the Nomination Committee will also propose to the AGM that the Board will comprise eight directors instead of the current level of seven.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in the world’s emerging markets. We also operate fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

As at March 31, 2010, Millicom had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

In 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where services were launched in December 2009.

As at March 31, 2010, the countries where we had mobile operations had a combined population of approximately 267 million. This means that 267 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 35 million as at March 31, 2010.

Most of our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets, mainly in Africa. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than what it has been in the past. However, Millicom still believes that the growth potential of these territories is still attractive as the growth potential from value added services (“VAS”) is very large. VAS already accounts for 21% of our mobile recurring revenues and is growing at more than 40% year-on-year.

Operating Results

The discussion below focuses on the results from continuing operations.

Three months ended March 31, 2010 and 2009

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Three months ended		comparative results
	March 31,		for period
	2010	2009	Amount of	Percent
	(unaudited)	(unaudited)	variation	change
	(in US$ ‘000, except percentages)
Revenues	905,031	778,535	126,496	16%
Cost of sales	(317,304)	(274,119)	(43,185)	16%
Sales and marketing	(167,237)	(153,789)	(13,448)	9%
General and administrative expenses	(165,210)	(133,330)	(31,880)	24%
Other operating expenses	(17,173)	(16,701)	(472)	3%
Operating profit	238,107	200,596	37,511	19%
Interest expense	(43,154)	(40,061)	(3,093)	8%
Interest income	2,308	2,976	(668)	(22)%
Revaluation of previously held interests	—	32,319	(32,319)	(100)%
Other non operating income (expense), net	4,877	(30,080)	34,957	(116)%
Charge for taxes	(60,171)	(41,319)	(18,852)	46%
Profit for the period from continuing operations	141,967	124,431	17,536	14%
Profit for the period from discontinued operations, net of tax	3,100	1,098	2,002	182%
Non-controlling interests	10,467	14,091	(3,624)	(26)%
Net profit for the period attributable to equity holders of the company	155,534	139,620	15,914	11%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

In addition, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the course of the first three months of 2010, we continued to have a significant contribution to our recurring revenues from value added services (“VAS”), which were at 21% of revenues and grew by 40% year-on-year. We expect innovation to be an important driver of growth in the years ahead.

Total revenues increased by 16% for the three months ended March 31, 2010 to $905 million from $779 million for the three months ended March 31, 2009. The growth in revenue is partly impacted by the growth in the number of customers. The number of our mobile customers as at March 31, 2010 and 2009 was as follows:

Mobile Customers	2010	2009	Growth
Central America	13,221,362	11,534,157	15%
South America	9,026,688	7,735,055	17%
Africa	12,845,885	9,813,009	31%
Total	35,093,935	29,082,221	21%

As at March 31, 2010, our worldwide total mobile customer base increased by 21% to 35 million mobile customers from 29 million mobile customers as at March 31, 2009. Our mobile attributable customer base increased to 31 million customers as at March 31, 2010 from 25 million customers as at March 31, 2009, an increase of 21%.

The capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future customer growth is partly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

In Central America, in the first three months of 2010, Millicom added some 320 thousand net new customers bringing the total at the end of the quarter to 13 million, up 15% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. At the end of the quarter we had 639 thousand 3G customers across the region. Guatemala grew its customer base by 19% year-on-year and Honduras and El Salvador grew their customer bases by 13% and 9% year-on-year respectively.

In South America, customers increased 17% year-on-year to reach 9 million at the end of March 2010. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 30% to 2 million, despite the ongoing registration program which is due to be completed during the second quarter of 2010. In Colombia we added 71 thousand net new customers, representing a year-on-year increase of 14% and in Paraguay, we added 79 thousand new customers, an increase of 12%. At the end of the quarter we had 847 thousand 3G customers across the region.

In Africa, customers increased by 31% year-on-year and 643 thousand new customers were added in the first quarter of 2010, bringing the total at the end of March to 13 million. Net additions were impacted by the churn following our very strong fourth quarter of 2009 intake and additional administration and volatility following mandatory customer registration in DRC, Tanzania and Ghana. Nevertheless, we increased our market share further across the region. The best performing markets in terms of customer growth were Chad which grew by 63% year-on-year, Tanzania, which grew by 53%, and DRC, which grew by 35%. In Ghana customer numbers were more or less unchanged from the last three months of 2009 as the market in general remained flat in the first three months of 2010, but we expect growth to recover in the near future. In Senegal, the customer base increased by 21% year-on-year, despite the ongoing arbitration process which means we have only been investing the minimum to alleviate capacity constraints in recent quarters. In Rwanda, four months after the launch, our business is growing and we have reached 114 thousand customers as at the end of March 2010.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities.

Revenues: Revenues for the three months ended March 31, 2010 and 2009 by operating segment were as follows:

Revenues	2010	2009	Growth
Central America	321,710	327,289	(2)%
South America	312,303	236,775	32%
Africa	217,065	171,156	27%
Cable	53,953	43,315	25%
Total	905,031	778,535	16%

Central America — Revenues for the three months ended March 31, 2010 were $322 million, down 2% year-on-year. The flow of remittances from the US continued to be weak in January and February, but turned positive year-on-year in March for the first time for over a year. However, remittance trends have historically been quite volatile and we do not yet have sufficient evidence of a sustained recovery.

In local currency, revenues for Central America overall were flat, with a good performance in Guatemala, driven by strong VAS growth. Revenues in Honduras and El Salvador, continued to be impacted by taxes on incoming international calls and, in the case of El Salvador, a reduction in interconnect rates from 18 cents to 8 cents with no increase in minutes of use. Across Central America, our customers have continued to show an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

South America — Revenues in South America for the three months ended March 31, 2010 amounted to $312 million, up 32% year-on-year as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso. Revenue growth in local currency was 17%, a slight improvement on recent quarters.

Average revenue per user (“ARPU”) was flat year-on-year in local currency, which is encouraging given the strong customer growth in the region. 3G services and Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) have continued to be aggressively marketed in Colombia and Paraguay alongside other value-added services.

Africa —Revenues in Africa were up 27% year-on-year to $217 million, with local currency revenues up 26%. Growth in Tanzania continued to be very strong, at 42% in local currency, despite increased competitor activity. ARPU for Africa in local currency was down only 3% year-on-year, an encouraging performance in light of our continued strong customer growth. New taxes may be introduced on international incoming calls in Ghana, while a numbering tax and a spectrum fee may be implemented in the DRC.

Cable — As at March 31, 2010 our cable and broadband business in Central America had approximately 645 thousand revenue generating units, up 16% year-on-year. Broadband customer growth continued to be strong, with residential customers up 39% year-on-year, and broadband customers now account for 24% of the customer base.

Revenues for the three months ended March 31, 2010 of our cable business reached $54 million, up 25% year-on-year. Despite the tough economic environment in Central America, our cable business is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV services.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where Tigo® was most recently launched. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS additional revenues.

As described above, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead.

Cost of sales: Cost of sales increased by 16% for the three months ended March 31, 2010 to $317 million from $274 million for the three months ended March 31, 2009. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. Depreciation of network equipment was slightly reduced during the first quarter of 2010, as Millicom changed prospectively from January 1, 2010 the useful life of its towers from 10 to 15 years, in line with industry practice. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin was 65% for both the three months ended March 31, 2010 and 2009.

Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 9% for the three months ended March 31, 2010 to $167 million from $154 million for the three months ended March 31, 2009. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 20% for the three months ended March 31, 2009 to 18% for the three months ended March 31, 2010.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 24% for the three months ended March 31, 2010 to $165 million from $133 million for the three months ended March 31, 2009. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses increased to 18% for the three months ended March 31, 2010 from 17% for the three months ended March 31, 2009.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In addition, in January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement for most of its towers. The agreement marks Millicom’s first outsourcing of passive infrastructure and is consistent with Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana.

Other operating expenses: Other operating expenses increased by 3% for the three months ended March 31, 2010 to $17 million.

Operating profit:  Operating profit for the three months ended March 31, 2010 and 2009 by operating segment were as follows:

Operating profit	2010	2009	Growth
Central America	144,357	148,271	(3)%
South America	72,869	47,994	52%
Africa	28,672	17,180	67%
Cable	10,276	4,139	148%
Unallocated	(18,067)	(16,988)
Total	238,107	200,596	19%

Operating profit margin	2010	2009	Change in % points
Central America	45%	45%	—
South America	23%	20%	3
Africa	13%	10%	3
Cable	19%	9%	10
Total	26%	26%	—

Operating margin in Central America remained stable at 45% of revenues. In South America, we were able to improve our operating margins by 3 percentage points due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 20% for the three months ended March 31, 2009 to 23% for the three months ended March 31, 2010. In Africa, despite the increasing depreciation charges from Millicom’s high capital expenditure in the region as we aggressively roll out our triple “A” operating strategy for the region negatively impacting operating margins, we were able to increase the operating margin of the African operating segment from 10% for the three months ended March 31, 2009 to 13% for the three months ended March 31, 2010. The Cable operating segment increased its operating margin to 19% for the three months ended March 31, 2010 from 9% for the three months ended March 31, 2009.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional taxes may also impact negatively our profits. Millicom is striving to improve the profitability of its operations in Colombia and the DRC and expects both of these operations to generate net profits in the medium term.

Interest expense: Interest expense for the three months ended March 31, 2010 amounted to $43 million, an increase of 8% from the three months ended March 31, 2009. This increase was mainly due to a higher average debt in the first three months of 2010 compared to the same period last year, although interest rates decreased.

Interest income: Interest and other income for the three months ended March 31, 2010 decreased by 22% to $2 million from $3 million for the three months ended March 31, 2009. The reduction in interest rates also impacted the interest income although higher cash balance.

Revaluation of previously held interests: On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega” — see note 3). Millicom decided to early adopt IFRS 3R and has applied it to this acquisition. As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Other non operating income (expense), net: Other non operating income (expense), net for the three months ended March 31, 2010 was an income of $5 million, while it was a loss of $30 million for the three months ended March 31, 2009. The balance for the three months ended March 31, 2010 was the net of exchange gains of $11 million and a negative fair value adjustment of $6 million on a derivative instrument in our operation in Colombia; the amount for the three months ended March 31, 2009 comprised entirely net exchange losses.

Charge for taxes: The net tax charge for the three months ended March 31, 2010 increased to $60 million from $41 million for the three months ended March 31, 2009. The Group’s effective tax rate increased from 25% for the three months ended March 31, 2009 to 30% for the three months ended March 31, 2010. Effective tax rate increased year-on-year as we incurred additional withholding tax on dividends paid by the operations during the first quarter of 2010.

In the future, as the business grows, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the three months ended March 31, 2010 was $156 million compared to a net profit of $140 million for the three months ended March 31, 2009. Profit from continuing operations increased to $142 million for the three months ended March 31, 2010 from $124 million for the three months ended March 31, 2009. The profit from discontinued operations for the three months ended March 31, 2010 was $3 million compared to $1 million for the same period last year.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom’s earnings, assets and cash flows as we have US$ debts, held at local operational level, because local currency borrowing facilities are not available. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the three months ended March 31, 2010, we had a net exchange gain of $11 million. In the three months ended March 31, 2009, we had a net exchange loss of $32 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the three months ended March 31, 2010, we upstreamed $246 million from 6 of the 14 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the three months ended March 31, 2009 we upstreamed $86 million from 6 of the 16 countries in which we operated.

Cash flows

For the three months ended March 31, 2010, cash provided by operating activities was $304 million, compared to $302 million for the three months ended March 31, 2009. The increase is mainly the result of cost controls and favorable product mix offered to our customers.

Cash used by investing activities was $117 million for the three months ended March 31, 2010, compared to $301 million for the three months ended March 31, 2009. In the three months ended March 31, 2010 Millicom used cash to purchase $103 million of property, plant and equipment compared to $232 million for the same period in 2009. In addition, in 2009, Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). An additional $9 million was used for minor investments.

Financing activities used total cash of $171 million for the three months ended March 31, 2010, compared to a provision of cash of $59 million for the same period in 2009. In the three months ended March 31, 2010 Millicom repaid debt of $96 million while raising funds of $60 million through new financing. Also, during the first three months of 2010, Millicom paid $135 million of dividends to shareholders.

The net cash inflow for the three months ended March 31, 2010 was $20 million compared to $54 million for the three months ended March 31, 2009. Millicom had closing cash and cash equivalents balances of $1,531 million as at March 31, 2010 compared to $729 million as at March 31, 2009.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	22,627	27,070
South America	22,428	37,169
Africa	43,336	106,603
Cable	9,956	14,065
Unallocated	164	95
Total	98,511	185,002

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As at March 31, 2010 we had total consolidated outstanding debt and other financing of $2,355 million (December 31, 2009: $2,347 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,233 million (December 31, 2009: $1,172 million).

Commitments

As at March 31, 2010, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $245 million (December 31, 2009: $186 million) of which $226 million (December 31, 2009: $183 million) are due within one year.

Guarantees

As at March 31, 2010, we had outstanding guarantees for a total amount of $824 million (December 31, 2009: $801 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable